Exhibit (d)(3)(vi)

AXA PREMIER VIP TRUST

AMENDMENT NO. 2

SECOND AND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to the Second Amended and Restated Investment Advisory Agreement, dated as of July 31, 2007 (“Amendment No. 2”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”), and RCM Capital Management LLC, a limited liability company organized under the laws of the State of Delaware (“Adviser”).

AXA Equitable and Adviser agree to modify the Second Amended and Restated Investment Advisory Agreement, dated as of July 31, 2006, as amended (“Agreement”), for the AXA Premier VIP Trust (“Trust”) to be effective as of June 22, 2007 as follows:

1.	Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

2.	Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment No. 2 as of the date set forth above above.

AXA EQUITABLE LIFE INSURANCE COMPANY		RCM CAPITAL MANAGEMENT LLC

By:	/s/ Steven M. Joenk	By:	/s/ Udo Frank
	Steven M. Joenk	Name:	Udo Frank
	Senior Vice President	Title:	Chief Executive Officer

APPENDIX A

AMENDMENT NO. 2

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

Portfolios	Annual Advisory Fee**
Multimanager Large Cap Growth Portfolio*	0.42% of the RCM Allocated Portion’s average daily net assets up to and including $100 million; 0.25% of the RCM Allocated Portion’s average daily net assets over $100 million up to and including $400 million; 0.20% of the RCM Allocated Portion’s average daily net assets over $400 million up to and including $1 billion; and 0.15% of the RCM Allocated Portion’s average daily net assets in excess of $1 billion

Multimanager Health Care Portfolio*	0.70% of the RCM Allocated Portions’ average daily net assets up to and including $50 million; 0.65% of the RCM Allocated Portions’ average daily net assets in excess of $50 million up to and including $100 million; 0.60% of the RCM Allocated Portions’ average daily net assets in excess of $100 million up to and including $250 million; and 0.55% of the RCM Allocated Portions’ average daily net assets in excess of $250 million

Multimanager Technology Portfolio*	0.70% of the RCM Allocated Portions’ average daily net assets up to and including $50 million; 0.65% of the RCM Allocated Portions’ average daily net assets in excess of $50 million up to and including $100 million; 0.60% of the RCM Allocated Portions’ average daily net assets in excess of $100 million up to and including $200 million; and 0.55% of the RCM Allocated Portions’ average daily net assets in excess of $200 million

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “RCM Allocated Portion.”
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each RCM Allocated Portion is the portion of the daily advisory fee for the Portfolio equal to the RCM Allocated Portion’s net assets relative to the aggregate net assets of the Portfolio, including the RCM Allocated Portion, used in the fee calculation.

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